SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated December 30, 2003


                              ____________________

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              ____________________
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


         Enclosures: Press release dated December 29, 2003 - "TURKCELL Announces the Cancellation of the Extraordinary General Shareholders Meeting."

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[TURKCELL LOGO OMITTED]



                              FOR IMMEDIATE RELEASE




            TURKCELL ANNOUNCES THE CANCELLATION OF THE EXTRAORDINARY
                          GENERAL SHAREHOLDERS MEETING


Istanbul, Turkey: December 29, 2003--Turkcell (NYSE:TKC, ISE: TCELL), has today announced that its Extraordinary General Shareholders Meeting ("EGM") has been cancelled.

Previously, the EGM was called by one of the statutory auditors "due to the Board of Directors being unable to agree upon important and strategic decisions for Turkcell." Today, the representatives of the major shareholders demanded the cancellation of the meeting, stating that the issues that led to the EGM does not exist anymore. Accordingly, the representative of the Ministry of Trade cancelled the meeting.








                               www.turkcell.com.tr



About Turkcell


Turkcell is the leading GSM operator in Turkey with approximately 18.2 million postpaid and prepaid customers as of September 30, 2003. Turkcell had revenues of US$ 1,839.4 million during the nine month period ended September 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.1 million subscribers as of September 30, 2003.


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For further information please contact:



Contact:

                                          Citigate Dewe Rogerson
Turkcell:                                 Europe:
Investors:                                Kate Delahunty
Koray Ozturkler, Investor Relations       Tel: +44-20/7282-2934
Tel: +90 212 313 1500                     Email: kate.delahunty@citigatedr.co.uk
Email: koray.ozturkler@turkcell.com.tr    Toby Moore
                                          Tel:+44-20/7282-2999
Murat Borekci, Investor Relations         Email: toby.moore@citigatedr.co.uk
Tel: + 90 212 313 1503                    or
Email: murat.borekci@turkcell.com.tr
investor.relations@turkcell.com.tr        United States:
                                          Victoria Hofstad/Jessica Wolpert
Media:                                    Tel: +1-201-499-3500
Zuhal Seker, Corporate Communications     Email: victoria.hofstad@citigatefi.com
Tel: + 90 212 313 2330                    jessica.wolpert@citigatefi.com
Email: zuhal.seker@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date:  December 30, 2003                       By: /s/ MUZAFFER AKPINAR
                                                   ---------------------------
                                               Name:   Muzaffer Akpinar
                                               Title:  Chief Executive Officer